Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

April 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire
Mr. Jeffrey Long

	Re:	Nationwide Mutual Funds
File No. 333-229443

Dear Ms. Marquigny and Mr. Long:

On behalf of Nationwide Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on February 11, 2019 and February 22, 2019, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Nationwide AllianzGI International Growth Fund (originally filed as “Nationwide International Growth Fund”) (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 31, 2019, in accordance with Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Accounting Comments

Proxy statement/prospectus

Who will bear the expenses of the Reorganization?

1) Comment:  The Registrant states that each Fund will bear the costs, if any, of restructuring its portfolio incurred in connection with the Reorganization, such as  brokerage commissions and other transaction costs. How much of the Target Fund’s portfolio will be sold?  To the extent that there are brokerage commissions and other transaction costs, those amounts should be quantified.  If there are capital gains because of the sale of portfolio securities, those amounts should be quantified as well.

Response:  It is anticipated that the Fund will incur approximately $27,000 in brokerage fees and/or commissions to restructure the portfolio in connection with the merger, mostly due to selling foreign securities opened in AllianzGI accounts through the Fund’s current custodian and the subsequent repurchase of such securities by the Acquiring Fund, although the actual figure may be above or below this estimate.  The relevant disclosure has been updated accordingly.

What are the U.S. federal income tax consequences of the Reorganization?

2) Comment:  If there are capital gains distributions due to the sale of the Target Fund’s portfolio securities as discussed in Comment 1, please revise this section to include a discussion of the U.S. federal income tax consequences.

Response:  It is anticipated that the Reorganization will qualify as an “F” reorganization under Section 368 of the Internal Revenue Code.  At this time, we do not know whether the restructuring of the portfolio will result in a capital gain or loss.  Any capital gain or loss resulting from the portfolio restructuring will be combined with the Fund’s other gains and losses for the tax year in determining whether the Fund will make a capital gain distribution.  We have added disclosure under “Certain U.S. Federal Income Tax Consequences of the Reorganization” to note that a sale of portfolio securities could result in capital gains that would be distributed to shareholders.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Fee Tables

3) Comment:  The Fee Table shows that other expenses for Class A shares will increase by 5 basis points after the Reorganization.  Please explain this increase.

Response:  The Target Fund does not have a separate administrative services fee, while Class A shares of the Acquiring Fund are subject to an administrative services fee of up to 0.25% of the Acquiring Fund’s average daily net assets.  The Acquiring Fund’s administrative services fee is included in the Fee Table under “Other Expenses.”  Therefore, “Other Expenses” are higher for Class A shares of the Acquiring Fund than

U.S. Securities and Exchange Commission

they are for Class A shares of the Target Fund.  After applicable expense waivers and reimbursements, Class A shares of the Target Fund and Class A shares of the Acquiring Fund will have the same expense ratio.

4) Comment:  Footnote 2 to the Fee Table states that NFA will bear all of the proxy solicitation and legal expenses associated with the Reorganization.  Please provide an estimate of these costs.

Response:  Proxy solicitation costs are estimated to be $400 and will be borne by NFA.  The referenced footnote has been updated accordingly.  Neither Fund is responsible for the legal expenses connected to the Reorganization.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Investment Objectives, Strategies and Risks

5) Comment:  Please clearly state the differences between the Target Fund and the Acquiring Fund’s investment objectives, strategies and risks, to the extent that they exist.

Response:  There are no material differences between the Target Fund and the Acquiring Fund’s investment objectives, strategies and risks.

Pro Forma Capitalization

6) Comment:  Please update the pro forma capitalization table with information dated no later than 30 days prior to the filing.

Response:  The pro forma capitalization table will be updated as requested.

7) Comment:  The Registrant states that the Target Fund’s assets with be valued pursuant to the Allianz Trust’s valuation procedures.  Are there valuation differences between the Target Fund’s and the Acquiring Fund’s valuation procedures that could result in an adjustment?  If so, please quantify and discuss those differences.

Response:  The disclosure has been updated to state that for purposes of the proposed reorganization the Target Fund’s assets will be valued pursuant to the NMF Trust’s valuation procedures.

Legal Comments

Proxy statement/prospectus

How do the fees of the Acquiring Fund compare to those of the Target Fund?

8) Comment:  Please disclose the contractual waiver period applicable to the Acquiring Fund expenses. Please also disclose Acquiring Fund’s gross unwaived expense ratio.

U.S. Securities and Exchange Commission

Response:  The Registrant notes that the requested disclosure is already provided on page 9 of the Proxy Statement/Prospectus.

9) Comment:  Clarify that after the Reorganization, costs to the Target Fund shareholders would go up after the contractual waiver period expires if the expense limitation agreement is not renewed.

Response:  The Registrant respectfully declines to add this disclosure as a plain reading of the contractual waiver period makes it clear that costs would go up after the contractual waiver period expires.

How do the share purchase, redemption and exchange procedures of the Acquiring Fund compare to those of the Target Fund?

10) Comment:  Disclosure should describe the differences between the Acquiring Fund and Target Fund procedures.  Please specifically explain the differences.

Response:  The Registration has revised this paragraph to state: “The share purchase, redemption, and exchange procedures of the Acquiring Fund are similar to those of the Target Fund, except that the Target Fund and the Acquiring Fund have different mandatory redemption policies with respect to shareholder accounts with low balances.  For more information concerning the share purchase, redemption and exchange procedures of the Target Fund and the Acquiring Fund, please see the ‘Comparison of Purchase, Redemption and Exchange Procedures’ section below.”

Do the fundamental investment policies differ between the Target Fund and the Acquiring Fund?

11) Comment:  Disclosure should describe the differences between the Acquiring Fund and Target Fund fundamental investment policies.  Please specifically explain the differences.

Response:  As the current disclosure states, the fundamental investment policies are “substantially similar.”  Accordingly, there are no material differences.  The Registrant respectfully declines to add disclosure that there are no material differences as it believes that the plain meaning of “substantially similar” includes the understanding that there are no material differences.

Do the principal risks associated with investment in the Target Fund differ from the principal risks associated with investments in the Acquired Fund?

12) Comment:  Disclosure should describe the differences between the Acquiring Fund and Target Fund principal risks.  Please specifically explain the differences.

U.S. Securities and Exchange Commission

Response:  As the current disclosure states, the principal risks are “substantially similar.”  Accordingly, there are no material differences.  In addition, please see Registrant’s response to Comment 11 above.

What happens if the Reorganization is not approved by the Target Fund’s shareholders?

13) Comment:  Please summarize the alternatives that the Allianz Trust may consider if the Reorganization is not approved by the shareholders.  Please also discuss the related consequences that would stem from these alternatives.

Response:  The current disclosure addresses alternatives to the reorganization under “Background and Trustees’ Considerations Relating to the Proposed Reorganization—Reasons for the Proposed Reorganization.”

Comparison of Fee Tables

14) Comment:  In the 485(a) filing, the Registrant disclosed that the expense cap ran through June 30, 2021. In the Proxy Statement, that was updated to June 30, 2022.  Please confirm the updated expiration date.

Response:  The expiration date of the expense cap was updated to June 30, 2022 in the 485(b) filing.

15) Comment:  In footnote 4, clarify whether there are waived or reimbursed expenses that AllianzGI is presently entitled to.  Please also clarify whether the waived or reimbursed expenses will be settled before the Reorganization.

Response:  The Registrant has been advised that AllianzGI is not currently entitled to recoupment.

16) Comment:  In footnote 5, clarify whether the Reorganization expenses are included or excluded from “other nonroutine expenses not incurred in the ordinary course of the Acquiring Fund’s business.”

Response:  As stated in the footnote, expenses incurred by the Fund in connection with mergers and reorganizations are excluded from the expense limitation agreement.  However, as discussed on page 5 in the section “Who will bear the expenses associated with the Reorganization?”, neither Fund will incur expenses associated with the Reorganization other than the costs, if any, of restructuring its portfolio in connection with the Reorganization.

Comparison of Investment Objectives, Strategies and Risks

17) Comment:  Please summarize the differences between the Acquiring and Target Funds’ strategies and risks.  If there are no practical differences, please say so.

U.S. Securities and Exchange Commission

Response:  As the current disclosure states, the strategies and risks are “substantially similar.”  Accordingly, there are no material differences.  In addition, please see Registrant’s response to Comment 11 above.

Comparison of Fundamental and Non-Fundamental Investment Policies

18) Comment:  Please summarize the differences between the Acquiring and Target Funds’ fundamental and non-fundamental investment policies.  If there are no practical differences, please say so.

Response:  As the current disclosure states, the fundamental and non-fundamental investment policies are “substantially similar.”  Accordingly, there are no material differences.  In addition, please see Registrant’s response to Comment 11 above.

Comparison of Business Structures, Shareholder Rights and Applicable Law

19) Comment:  Please consider summarizing how investors experience these differences (i.e., an overview of the primary differences in investor voting rights).

Response:  The Registrant has considered that and has determined not to add this disclosure as it believes the current disclosure adequately describes how investors experience these differences and that further discussion of business structures and applicable state law may detract from shareholders’ understanding of the proposed Reorganization.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429, or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire